

July 20, 2010

Eric D. Tanzberger
Senior Vice President and Chief Financial Officer
Service Corporation International
1929 Allen Parkway
Houston, TX 77019

> **Re: Service Corporation International**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement**
> **Filed April 1, 2010**
> **File No. 001-6402**

Dear Mr. Tanzberger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Financial Condition, Liquidity and Capital Resources, page 21

1. We note your statement on page 24 that you believe your cash on hand, future cash flows and capacity under your credit facility will be adequate to meet your financial obligations over the next 12 months. Provide a discussion in future filings of your plans to meet your long-term liquidity needs. Please note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release no. 34-26831 and footnote 43 of Release no. 34-48960. Such discussion should quantify the amount of outstanding debt the company will assume in connection with the acquisition of Keystone

Eric D. Tanzberger
Service Corporation International
July 20, 2010
Page 2

as well as the costs associated with your expansion of Dignity Memorial, Dignity Planning and the launch of DignityMemorial.com.

<u>Definitive Proxy Statement</u>

2. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

<u>Leadership Structure, page 11</u>

3. We note your disclosure that the offices of Chairman of the Board and Chief Executive Officer are held by two people. In your response letter and in future filings please disclose why the company has chosen to separate these positions. See Item 407(h) of Regulation S-K.

<u>Long-Term Incentive Compensation, page 24</u>

4. We note your statement that the total targeted expected value of the three types of awards for your named executive officers "was generally established within range of the market median" of your reference group. In future filings please expand your disclosure to explain how differing amounts of stock options, restricted stock and performance units were determined for each of your named executive officers. Such disclosure should clarify whether the compensation committee considered any factors other than the market median in determining these awards.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Plowgian at (202) 551-3367, or Paul Fischer at (202) 551-3415 with any other questions.

Sincerely,
/s Paul Fischer, for

Larry Spirgel
Assistant Director